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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 FORM 12b-25

                         NOTIFICATION OF LATE FILING

(CHECK ONE): [X]FORM 10-KSB [ ]FORM 20-F [ ]FORM 11-K [ ]FORM 10-Q [ ]FORM N-SAR

             FOR PERIOD ENDED: SEPTEMBER 30, 1995
                               ------------------
             [ ] Transition Report on Form 10-K
             [ ] Transition Report on Form 20-F
             [ ] Transition Report on Form 11-K
             [ ] Transition Report on Form 10-Q
             [ ] Transition Report on Form N-SAR
             For the Transition Period Ended:---------------------------------

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| READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.|
| NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS    |
| VERIFIED ANY INFORMATION CONTAINED HEREIN.                                  |
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

                                    DCX, INC.
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Full Name of Registrant

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Former Name if Applicable

                              3002 NO. ST. HWY 83
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Address of Principal Executive Office (STREET AND NUMBER)

                           FRANKTOWN, CO 80116-0569
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a)   The reasons described in reasonable detail in Part III of this
      |        form could not be eliminated without unreasonable effort or
      |        expense;
      |  (b)   The subject annual report, semi-annual report, transition
[X]   |        report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion
      |        thereof, will be filed on or before the fifteenth calendar day
      |        following the prescribed due date; or the subject quarterly
      |        report of transition report on Form 10-Q, or portion thereof
      |        will be filed on or before the fifth calendar day following the prescribed due date; and
         (c)   The accountant's statement or other exhibit required by Rule
               12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (ATTACH EXTRA SHEETS IF NEEDED)

The Company is awaiting finalization of certain data and information which will not be completed prior to the due date for the Form 10-K.

                                               (ATTACH EXTRA SHEETS IF NEEDED)


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PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

  FREDERICK G. BEISSER              303                   688-6070
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         (Name)                   (Area Code)          (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).
                                                          / X / Yes  /  / No
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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                           / X / Yes  /  / No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                                  DCX, Inc.
         --------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  December 28, 1995               By:           FREDERICK G. BEISSER
     ------------------------------         ----------------------------------
                                                  FREDERICK G. BEISSER, CFO


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

--------------------------------- ATTENTION ----------------------------------
| INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL  |
| VIOLATIONS (SEE 18 U.S.C. 1001).                                            |
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                             GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

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                                  DCX, Inc.
                                  ESTIMATED
                     CONSOLIDATED STATEMENT OF OPERATIONS



For Year Ended September 30,                1995                1994

Revenue                                  $2,181,340          $1,031,594

Cost of Sales                             1,789,124             977,637
                                        -----------           ---------

Gross Profit                                392,216              54,957

Operating Expenses:
  General & Administrative                1,335,231             803,890
                                        -----------           ---------

Loss on Operations                         (943,015)           (748,933)

Other Income                                 15,437              21,575

Other Expenses                              437,264              44,138
                                        -----------           ---------

Net Loss                                $(1,364,841)          $(771,497)
                                        -----------           ---------
                                        -----------           ---------

Weighted average number of
shares outstanding                        3,969,464           3,328,133

Net Loss per share                            $0.34               $0.23
                                        -----------           ---------
                                        -----------           ---------



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Narrative required by Form 12b-25, Part IV, Para (3):

Following explanation of operating results for the twelve months ended September 30, 1995 is based on accompanying estimated consolidated results of operations for fiscal year 1995. Because estimated are used, the numbers and results may change.

Revenue of $2,181,340 increased 111 percent over the prior year as the Company began production on contracts in its backlog.

While cost of sales increased $811,500 over the prior year, cost of sales decreased as a percent of revenue from 94.7 percent in the prior year to 82 percent in this fiscal year concurrent with the increase in production volume. As a result, gross profit moved from $54,957 last year to $392,216 in the current year.

General and administrative expenses increased by $531,300 over last year's total of $803,890 to $1,335,231 for the current year. The increase was driven by recognition of $330,000 in bad debt expense resulting primarily from a negotiated final settlement on the two terminated contracts with Defense Logistics Agency, the write off of $130,394 of inventories of a U.S. subsidiary caused by refocusing of the Company's GIS operations for which the inventory no longer remained useful, and an increase in consulting expenses of $73,182.

Other expenses increased by $393,126 over the previous year. The increase was caused by the write off of $287,529 of costs related to the Company's Argentine subsidiary which the Company closed as it refocused GIS activities to cadastral mapping in the United States and by $79,354 of increased interest over the prior year.

Net loss amounted to $1,364,841 or $0.34 per share for the current fiscal year as compared to $771,497 or $0.23 per share for the prior year.